Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester , CA 92592
(323) 799-1342
jillian@jilliansidoti.com
 www.jilliansidoti.com
 CA Bar #244269

April 8, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561 Washington, DC 20549-5546

Re:     Lux Digital Pictures, Inc.
           Registration Statement on Form S-1
           Filed September 16, 2008
           File No. 333-153502

Dear Ms. Bancroft,

General

1.	We note your revisions in response to prior comment 10. Pi rase revise throughout the prospectus to clarify whether the holding period of 2 years applies to the common stock or the preferred stock.

We have revised the prospectus to note that only the preferred stock has a 2 year holding period requirement.

Prospectus Summary, page 5

2.	Please delete the phrase "successfully" in the third sentence : f the third full paragraph.

The word successfully has been deleted.

Exhibit 10.1

3.
We note that you have filed exhibit 10.1 to include Schedule D in response to prio: comment 18. Section 9 of Schedule D refers to two product] m services agreements that must be filed with this exhibit. Please refile Exhibit 10.1 to include these agreements. All agreements must be filed in full, including all attached exhibits and schedules.

We have filed the two production services agreements as well as their exhibits. However, we have requested Confidential Treatment pursuant to Rule 83 for these two documents as they contain both sensitive compensation information as well as trade secrets.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter. We ask for expedited review of this registration statement so that we may file our February 28, 2009 financial statements as a 10q.

Thank you.
Sincerely,

/s/
Jillian Ivey Sidoti
Attorney for Lux Digital Pictures, Inc.